Exhibit (a)(5)(vi)

For more information, contact:

Katharine Raymond

Investor Relations Coordinator

Acxiom Corporation

(501) 342-1321

EACXM

Acxiom Adjusts Road Map Earnings Target to Reflect

Anticipated Impact of Proxy Contest, Dutch Auction,

New Credit Facilities, Other Items

LITTLE ROCK, Ark. — August 31, 2006 — Acxiom® Corporation (Nasdaq: ACXM) today quantified the expected cumulative financial impact of the successful completion of the proxy contest with ValueAct Capital, the anticipated completion of the Dutch Auction Self Tender, an $800 million credit facility, and other items reported on the first-quarter earnings conference call held July 26, 2006. The net impact of these items will reduce the midpoint of the original fiscal year 2007 Financial Road Map earnings target by approximately six to seven cents per fully diluted share.

The six- to seven-cent reduction reflects the anticipated impact for fiscal 2007 of the following five items:

1.	The fiscal 2007 Road Map targets, communicated during the fiscal 2006 year-end conference call on May 17, 2006, were based on 90 million weighted average shares outstanding. Subsequently, the company reported a net 2 million share increase related to greater-than-expected exercises of 2.5 million stock options, partially offset by share repurchases of 0.5 million shares. The net increase of approximately 2 million shares will increase the fiscal 2007 weighted average share count to approximately 91 million, a weighted average increase of approximately 1 million shares that is expected to result in a reduction of approximately one cent in fiscal 2007 EPS.

2.	The company incurred proxy contest expenses related to financial and non-financial advisory fees of approximately $1.2 million in addition to expenses previously reported. These fees were not anticipated in the earlier fiscal 2007 Road Map targets and are expected to reduce fiscal 2007 EPS by approximately one cent.

3.	The company expects to repurchase up to $300 million of its shares through the Dutch Auction Self Tender (DAST) scheduled to close on September 12, 2006. The impact on the weighted average fully diluted shares outstanding for fiscal 2007 is expected to be a reduction of approximately 6.0 to 6.5 million shares or an increase to fiscal 2007 EPS of approximately seven to eight cents.

4.	The company expects to incur incremental interest expense of approximately $14.3 million related to the incremental borrowings under the new credit facilities scheduled to close on September 15, 2006. These borrowings are to fund the DAST, restructure existing debt and be available for general corporate purposes. These costs are anticipated to result in an approximate 10-cent reduction in fiscal 2007 EPS.

5.	During the first-quarter earnings conference call, the company reported that its effective tax rate for fiscal year 2007 was expected to be 39 percent. Previously announced targets anticipated an effective tax rate of 38 percent. The one percentage point increase is expected to result in an approximate two-cent reduction in fiscal 2007 EPS.

“Since the fiscal 2006 year-end conference call, we have publicly provided a significant amount of information to investors, and management today is clarifying that information so that shareholders have a more complete view of Acxiom’s full-year earnings expectation for fiscal year 2007. While the amounts for the DAST and the credit facilities continue to be estimates, we do not expect the final amounts to differ materially from our current expectations ,” said Frank Cotroneo, Acxiom’s Chief Financial Officer.

About Acxiom

Acxiom Corporation (Nasdaq: ACXM) integrates data, services and technology to create and deliver customer and information management solutions for many of the largest, most respected companies in the world. The core components of Acxiom’s innovative solutions are Customer Data Integration (CDI) technology, data, database services, IT outsourcing, consulting and analytics, and privacy leadership. Founded in 1969, Acxiom is headquartered in Little Rock, Arkansas, with locations throughout the United States and Europe, and in Australia and China.

For more information, visit www.acxiom.com.

This release contains forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially. Such statements may include but are not necessarily limited to the following: that the estimates and ranges in this release and the Financial Road Map with respect to the projected revenue, operating margin, return on assets and return on invested capital, operating cash flow and free cash flow, borrowings, dividends, tax rates and other metrics will be within the estimated ranges; that the company has identified categories of opportunity that provide upside to the ranges of the Financial Road Map, that the estimations of revenue, earnings, cash flow, growth rates, restructuring charges and expense reductions will be within the estimated ranges; and that the business pipeline and our anticipated cost structure will allow us to continue to meet or exceed revenue, cash flow and other projections. The following are important factors, among others, that could cause actual results to differ materially from these forward-looking statements: the possibility that we may incur expenses related to unsolicited proposals or other efforts by others to acquire or control the Company; certain contracts may not be closed, or may not be closed within the anticipated time frames; the possibility that in the event that a change of control was sought that certain of the clients of the Company would invoke certain provisions in their contracts resulting in a decline in the revenue and profit of the Company; the possibility that certain contracts may not generate the anticipated revenue or profitability; the possibility that negative changes in economic or other conditions might lead to a reduction in demand for our products and services; the possibility of an economic slowdown or that economic conditions in general will not be as expected; the possibility that the historical seasonality of our business may change; the possibility that significant customers may experience extreme, severe economic difficulty; the possibility that the integration of acquired businesses may not be as successful as planned; the possibility that the fair value of certain of our assets may not be equal to the carrying value of those assets now or in future time periods; the possibility that sales cycles may lengthen; the possibility that we may not be able to attract and retain qualified technical and leadership associates, or that we may lose key associates to other organizations; the possibility that we won’t be able to properly motivate our sales force or other associates; the possibility that we won’t be able to achieve cost reductions and avoid unanticipated costs; the possibility that we won’t be able to continue to receive credit upon satisfactory terms and conditions; the possibility that competent, competitive products, technologies or services will be introduced into the marketplace by other companies; the possibility that we may be subjected to pricing pressure due to market conditions and/or competitive products and services; the possibility that there will be changes in consumer or business information industries and markets that negatively impact the Company; the possibility that changes in accounting pronouncements may occur and may impact these projections; the possibility that we won’t be able to protect proprietary information and technology or to obtain necessary licenses on commercially reasonable terms; the possibility that we may encounter difficulties when entering new markets or industries; the possibility that there will be changes in the legislative, accounting, regulatory and consumer environments affecting our business, including but not limited to litigation, legislation, regulations and customs relating to our ability to collect, manage, aggregate and use data; the possibility that data suppliers might withdraw data from us, leading to our inability to provide certain products and services; the possibility that we may enter into short-term contracts which would affect the predictability of our revenues; the possibility that the amount of ad hoc, volume-based and project work will not be as expected; the possibility that we may experience a loss of data center capacity or interruption of telecommunication links or power sources; the possibility that we may experience failures or breaches of our network and data security systems, leading to potential adverse publicity, negative customer reaction, or liability to third parties; the possibility that postal rates may increase, thereby leading to reduced volumes of business; the possibility that our clients may cancel or modify their agreements with us; the possibility that we will not successfully complete customer contract requirements on time or meet the service levels specified in the contracts, which may result in contract penalties or lost revenue; the possibility that we experience processing errors which result in credits to customers, re-performance of services or payment of damages to customers; the possibility that the services of the United States Postal Service, their global counterparts and other delivery systems may be disrupted; the possibility that our increased financial leverage could render us more vulnerable during an economic downturn; and the possibility that we may be affected by other competitive factors.

With respect to the Financial Road Map, all of the above factors apply, along with the following which were assumptions made in creating the Financial Road Map: that the U.S. and global economies will continue to improve at a moderate pace; that global growth will continue to be strong and that globalization trends will continue to grow at an increasing pace; that Acxiom’s computer and communications related expenses will continue to fall as a percentage of revenue; that the Customer Information Infrastructure (CII) grid-based environment Acxiom will continue to be implemented successfully over the next 3-4 years and that the new CII infrastructure will continue to provide increasing operational efficiencies; that the acquisitions of companies operating primarily outside of the United States will be successfully integrated and that significant efficiencies will be realized from this integration; relating to operating cash flow and free cash flow, that sufficient operating and capital lease arrangements will continue to be available to the Company to provide for the financing of most of its computer equipment and that software suppliers will continue to provide financing arrangements for most of the software purchases; relating to revolving credit line balance, that free cash flow will meet expectations and that the Company will use free cash flow to pay down bank debt, buy back stock and fund dividends; relating to annual dividends, that the Board of Directors will continue to approve quarterly dividends and will vote to increase dividends over time; relating to diluted shares, that the Company will meet its cash flow expectations and that potential dilution created through the issuance of stock options and warrants may be mitigated by continued stock repurchases. With respect to the provision of products or services outside our primary base of operations in the United States, all of the above factors apply, along with the difficulty of doing business in numerous sovereign jurisdictions due to differences in scale, competition, culture, laws and regulations.

Other factors are detailed from time to time in our periodic reports and registration statements filed with the United States Securities and Exchange Commission. We believe that we have the product and technology offerings, facilities, associates and competitive and financial resources for continued business success, but future revenues, costs, margins and profits are all influenced by a number of factors, including those discussed above, all of which are inherently difficult to forecast.

We undertake no obligation to update the information contained in this press release, including the Financial Road Map or any other forward-looking statement.

Acxiom is a registered trademark of Acxiom Corporation.